Exhibit 99.1

Mountain Province Diamonds Announces Results of Independent Valuation of Gahcho Kué Diamonds

Shares Issued and Outstanding: 78.7 million
TSX: MPV
NY- AMEX: MDM

Actual Price per Carat $185 - up 38%
Modeled Price per Carat $122 - up 41%
(All values are in US Dollars)

TORONTO AND NEW YORK, May 5 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NY-AMEX: MDM) today announced the results of an updated independent valuation of the diamonds recovered from the Gahcho Kué Project. The valuation was conducted by WWW International Diamond Consultants Ltd. and took place at the London offices of the Diamond Trading Company in early April, 2011. All diamond values presented below are based on the WWW Price Book as at April 11, 2011.

Importantly, for the first time, the Gahcho Kué diamonds were grouped into larger parcels, each parcel representing diamonds from the Hearne, Tuzo and the separate lobes of the 5034 kimberlite. In the opinion of WWW, grouping of the diamonds into larger parcels increased the accuracy of the diamond valuation.

Patrick Evans, Mountain Province President and CEO, said: "The results of this independent diamond valuation reflect the strong performance of rough diamond prices since the previous valuation conducted on April 2010. Based on the analysis of leading diamond producers and analysts, the global diamond industry will experience peak diamond supply during 2011, with burgeoning demand - particularly from the robust Chinese and Indian markets - outstripping mine supply. There is a strong probability that rough diamond prices will continue to experience strong double digit increases as production from aging mines decrease and new mine supply falls short of growing demand. As the world's largest and richest diamond development project, Gahcho Kué is well placed to enjoy excellent diamond price support as it prepares for production".

Table 1 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Gahcho Kué Project.

Table 1

Actual Price US$/carat
Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	210	411,683
	West Lobe	1,132.14	108	122,676
Hearne		2,905.76	93	269,689
Tuzo		2,321.85	315	730,975
Total		8,317.29	$185	$1,535,024

Note: Total Dollars are the result of rounding.

In their report to Mountain Province, WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I colour which WWW valued at $20,000 per carat giving a total value of $502,600".

WWW added: "The stone with the highest value per carat sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high colour (D/E) which WWW valued at $24,000 per carat giving a total value of $237,600".

Commenting further, Mr. Evans said: "Experience shows that during the mining phase larger populations of large, high value diamonds are commonly recovered, which has the potential to improve modeled diamond revenues. Besides the high-value 25.13 and 9.9 carat diamonds referred to above, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of coarser diamonds is an important driver of overall diamond value at Gahcho Kué."

Table 2 below presents models of the average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 2

Pipe	High Model	Base Model	Low Model
5034 Centre	169	134	116
5034 West	172	133	120
5034 North/East	196	144	123
Hearne	139	110	100

Tuzo	136	103	97
Average	$161	$122	$109
Note: 1 mm nominal square mesh

Diamond values are in US Dollars

For mine feasibility studies WWW recommends using the base case models for defining the resources and reserves. The "high" and "low" models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is $122, which represents a 41 percent increase over the WWW 2010 average price. The WWW models use size distribution models (carats per size class) developed by De Beers.

Mr. Evans added: "The 2010 independent definitive feasibility study, under which the revenue assumption was based on the mean average of the April 2010 WWW and De Beers modeled diamond prices, reported a 33.9 percent IRR excluding sunk costs. Further, sensitivity analysis shows that a 10 percent increase in modeled diamond prices results in an approximate 3 percent increase in the project IRR. Accordingly, the 41 percent increase in the modeled price over the past year would result in an approximate 12 percent increase in the project IRR."

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Located in Canada's Northwest Territories, Gahcho Kué is the largest new diamond project under development globally. The project consists of a cluster of kimberlites, three of which have a probable reserve of 31.2 million tonnes grading at 1.57 carats per tonne containing 49 million carats. The Gahcho Kué project is a joint venture between Mountain Province Diamonds and De Beers Canada Inc. An independent 43-101 feasibility study was completed in late 2010. The project environmental impact assessment was also completed and filed in late 2010. The project is currently undergoing permitting.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-670-5114
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Phone: (416) 361-3562
Fax: (416) 603-8565
www.mountainprovince.com
E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 12:24e 05-MAY-11